E.D.

19005791

SEC Mail Proce
FEB 26 2019
Washington, DC

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ANNUAL AUD... RT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53073

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2018 (MM/DD/YY) AND ENDING December 31, 2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMA SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2321 ROSECRANS AVENUE, SUITE 1255
(No. and Street)

EL SEGUNDO	CA	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BURT M. ARNOLD (310)-544-3545
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Alvarez & Associates, Inc.
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 165	Northridge	CA	91324
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, BURT M. ARNOLD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMA SECURITIES, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEC Mail Processing

FEB 26 2019

Washington, DC

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2019 by Burt Arnold proved to me on the basis of satisfactory evidences to be the person who appeared before me.
Notary Public

JENNIFER L. BURKHARD
Notary Public - California
Los Angeles County
Commission # 2158531
My Comm. Expires Jun 28, 2020

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2019, by Burt Arnold ______________________________,
proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JENNIFER L. BURKHARD
Notary Public - California
Los Angeles County
Commission # 2158531
My Comm. Expires Jun 28, 2020

(Seal) Signature [signature]

BMA SECURITIES, LLC
Table of Contents

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of BMA Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of BMA Securities, LLC (the "Company") as of December 31, 2018, the related statements of operations, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

We have served as the Company's auditor since 2018.
Northridge, California
February 25, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BMA SECURITIES, LLC
Statement of Financial Condition
December 31, 2018

ASSETS

Cash	$ 319,454
Receivables from broker-dealers and clearing organizations	1,877,498
Other receivables-related parties	41,605
Securities at fair value	630,859
Prepaid expenses and other assets	36,226
TOTAL ASSETS	**$ 2,905,642**

LIABILITIES AND MEMBERS' EQUITY

Accounts payable and accrued expenses	$ 1,666,600
Payables to broker-dealers and clearing organizations	754
Related party payable	18,005
TOTAL LIABILITIES	**1,685,359**
TOTAL MEMBERS' EQUITY	**1,220,283**
TOTAL LIABILITIES AND MEMBERS' EQUITY	**$ 2,905,642**

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Operations
For The Year Ended December 31, 2018

REVENUES	
Management and administrative revenues	$ 159,374
Trading revenues	8,761,569
Commission revenues	1,181,467
Consulting revenues	563,660
Total revenues	10,666,070
EXPENSES	
Employee compensation, commissions, and benefits	8,159,526
Clearing fees and costs	1,254,911
Other operating expenses	852,183
Professional fees	215,069
Travel and entertainment	42,718
Total expenses	10,524,407
NET PROFIT FROM OPERATIONS	141,663
Net unrealized loss	(2,914,402)
Net realized book loss	(113,772)
Income tax	12,590
NET LOSS	$ (2,899,101)

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Members' Equity
For The Year Ended December 31, 2018

	Members' Equity	
	Number of Units	Value
Balance, December 31, 2017	120.64787	$ 4,159,384
Repurchase of Membership Units	(0.54878)	(40,000)
Net Loss	-	(2,899,101)
Balance, December 31, 2018	120.09909	$ 1,220,283

The accompanying notes are an integral part of these financial statements.

BMA SECURITIES, LLC
Statement of Cash Flows
For The Year Ended December 31, 2018

OPERATING ACTIVITIES		
Net (loss)	$	(2,899,101)
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization		38,494
Changes in:		
Receivables from broker-dealers and clearing organizations		(478,591)
Securities at fair value		2,787,503
Prepaid expenses and other assets		7,568
Other Receivables		18,840
Convertible Note		5,835
Accounts payable and accrued expenses		576,083
Note payable		(66,666)
Securities sold, not yet purchased		(3,888)
Payables to broker-dealers and clearing organizations		(3,147)
Related party payable		(3,555)
Income taxes payable		(5,790)
Net cash (used in) operating activities		(26,415)
INVESTING ACTIVITIES		
Purchases and retirement of property and equipment, net		-
Net cash (used in) investing activities		-
FINANCING ACTIVITIES		
Repurchase of Membership Units		(40,000)
Net cash (used in) financing activities		(40,000)
NET DECREASE IN CASH		(66,415)
CASH AT BEGINNING OF YEAR		385,869
CASH AT END OF YEAR	$	319,454
SUPPLEMENTAL CASH FLOW INFORMATION:		
Cash paid for:		
Interest	$	3,582
Income taxes	$	12,590

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

BMA Securities, LLC (the Company), is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company, which was formed in the state of Delaware on July 2, 2014 is based in El Segundo, California.

On June 30, 2015, the Company entered into an Assignment and Assumption Agreement whereby the Company agreed to accept the assets and assume the liabilities of Burt Martin Arnold Securities Inc. (the "Corporation") and immediately thereafter in consideration of such Assignment issued 100% of the membership units of the Company to the Corporation via two newly formed holding companies, BMA Parent Co., LLC and BMA Holding Co., LLC, wholly owned by the Corporation.

The Company's primary source of revenue is securities trading and market making. The Company also generates revenue by providing brokerage services to customers.

The Company is considered an introducing broker whereby customer orders are accepted but are cleared through one or more clearing organizations, which are unaffiliated with the Company. The Company is a fully-disclosed broker-dealer and, as such, is exempt from SEC Rule 15c3-3 under exemption provision paragraph (k) (2) (ii).

Revenue recognition

Brokerage commissions, market making, principal transactions, and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Customers' securities and commodities transactions are reported on a settlement date basis. The resulting difference between the trade date and settle date is an immaterial amount. Consulting Income is recorded at the fair market value on the day the shares are issued to the Company. Administrative Clearing Fees are comprised of various monthly and transactional fees charged to customers and collected by the clearing firm which are credited back to the Company. These fees are recorded in the month the fees are charged to the customer.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ significantly from those estimates.

Other receivables

Other receivables represent advances to employees. The company applies an allowance for losses on receivables to reflect management's best estimate of probable losses determined

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Other receivables (continued)

principally on the basis of historical experience. All accounts or portions thereof deemed to be uncollectible or to require excessive collection cost are written off to the allowance for losses. For the year ended December 31, 2018, the Company recognized bad debt expense of $10,720. The allowances for losses was -0- at December 31, 2018.

Property and equipment

Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the asset's estimated useful life of 5 years. Leasehold improvements are amortized over the shorter of the life of the improvement or the term of the lease.

Securities owned and securities sold, not yet purchased

Securities owned, which are readily marketable, and securities sold, not yet purchased are recorded at fair value. Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at contracted prices, thereby creating a liability to purchase the securities at prevailing market prices. Securities owned which are not readily marketable, are valued at estimated fair value as determined by management. The resulting difference between cost and estimated fair value is included in unrealized income (loss).

Income taxes

The Company is a limited liability company treated as a partnership for federal and state income tax purposes with all income tax and/or benefits of the Company being passed through to the members. Any uncertain tax position by any of the members is not an uncertain tax position of the Company.

Fair value of financial instruments

Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2018. The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, receivables from broker-dealers and clearing organizations, other securities, receivables from employees, accounts payable and accrued expenses, securities sold, not yet purchased, and payables to broker-dealers and clearing organizations. Fair values are assumed to approximate carrying values for these items because they are short term in nature.

Recently issued accounting pronouncements

Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") No. 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), applies to contracts with customers to transfer goods or services and contracts to transfer nonfinancial assets unless those contracts are within the scope of other standards (for example, lease transactions). The update supersedes the revenue recognition requirements in Topic 605,

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently issued accounting pronouncements (continued)

Revenue Recognition, and most industry-specific guidance. The core principle of the guidance is that revenue is recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the Company expect to be entitled to in exchange for those goods or services. The update is effective for annual periods beginning after December 15, 2017. The Company has evaluated the impact of ASU 2014-09 on the Company's consolidated financial statements and related disclosures and determined there is no material impact.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842) ("ASU 2016-02"). ASU 2016-02 requires that, at lease inception, a lessee recognize in the statements of financial condition a right-of- use asset, representing the right to use the underlying asset for the lease term, and a lease liability representing the liability to make lease payments. The ASU also requires that for finance leases, a lessee recognize interest expense on the lease liability, separately from the amortization of the right-of-use asset in the statements of operations, while for operating leases, such amounts should be recognized as a combined expense in the statements of operations. In addition, ASU 2016-02 requires expanded disclosures about the nature and terms of lease agreements and is effective for annual reporting periods beginning after December 15, 2018, including interim periods within that reporting period. Early adoption is permitted. The Company is evaluating the effect of ASU 2016-02 on its statement of financial condition and on net capital.

NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

At the end of 2018, the Company had a fully disclosed clearing agreement with two clearing organizations: COR Clearing LLC and Interactive Brokers LLC. Each agreement states that the agent clears securities transactions for the Company's customers and performs certain "back office" functions for the Company. These functions include, among other things, processing customer orders as they are transmitted to the clearing agent, preparing and mailing transaction confirmations and customer statements directly to the customers and performing all cashiering functions for customer accounts.

The Company receives commission and fee income from the clearing agents based on the number and size of transactions. The Company generally pays all costs associated with transactions executed through the clearing agents plus a fee per transaction based on the amount of business transacted during the month. Each agreement requires that the Company maintain a cash deposit with the agent. At year end, the cash deposits totaled $109,990; $100,000 deposited with COR, $9,990 with IB. On August 1, 2017, the Company ceased its fully disclosed clearing agreement with ICBC and still maintains a balance owed to the Company of $3,068 as of December 31, 2018, for possible unsettled trades. These amounts were included in Receivables from broker-dealers and clearing organizations at December 31, 2018.

It is the Company's policy to continually review the performance of its clearing agents to ascertain their credit standing and financial viability. The Company may be exposed to risk if a

NOTE 2 – RECEIVABLES FROM AND PAYABLES TO BROKER-DEALERS AND CLEARING ORGANIZATIONS (continued)

clearing agent is unable to continue to perform under their agreement. Based upon future circumstances, the Company may add or delete one or more clearing organizations.

Receivables from and payables to broker-dealers and clearing organizations at December 31, 2018, consist of the following:

	Receivables	Payables
Receivables from clearing organizations	$ 186,718	$ -
Payables to clearing organizations	-	754
Fees and commissions receivable	1,690,780	-
	$ 1,877,498	$ 754

NOTE 3 – SECURITIES AT FAIR VALUE

Securities at fair value consist of corporate stocks. The investments are classified as trading securities and stated at their fair value based on quoted market prices. For the year ended December 31, 2018 the Company recognized $2.9 million in unrealized losses and $113,772 in realized losses on these investments. At December 31, 2018, these securities are carried at their fair value of $630,859.

NOTE 4 – CONVERTIBLE NOTE RECEIVABLE

On June 30, 2014, the Company purchased a secured convertible promissory note from CorGreen Technologies with a principal amount of $92,625. Interest accrued on the note at a rate of 10% per annum and matured on December 27, 2014. The conversion price of the note is $1.00 per share. No payment was received from CorGreen Technologies as of the date of these financial statements.

The Company considers a note to be impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts in accordance with the contractual terms of the promissory note. The Company bases the measurement of convertible note receivable on the fair market value of the note's conversion. During 2014, the Company recognized an impairment expense of $86,790 resulting from nonpayment and fair value of the note's conversion. In 2018, the note receivable was deemed worthless and therefore written off in the amount of $5,835.

NOTE 5 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Topic 820 also specifies a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of

NOTE 5 – DISCLOSURES ABOUT FAIR VALUE OF ASSETS AND LIABILITIES (continued)

unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities

The following table presents the fair value measurements of assets and liabilities recognized in the accompanying balance sheets measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018:

		December 31, 2018 Fair Value Measurements Using		
	Fair Value	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Inputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
Assets				
Securities at fair value	$ 630,859	$ 5,019	$ -	$ 625,840
Convertible note receivable	-	$ -	$ -	$ -
Total Assets	**$ 630,859**	**$ 5,019**	**$ -**	**$ 625,840**

Company values its marketable securities at stated market rates available on public exchanges for level 1 securities. Level 3 securities are valued using quoted bids and asks on the OTC exchange.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2018:

	Amounts
Beginning balance at December 31, 2017	$ 3,410,151
Unrealized gains and (losses)	620,840
Realized gains and (losses)	(3,410,151)
Purchases, Issuances and Settlements	5,000
Transfer In (Out)	-
Ending balance at December 31, 2018	$ 625,840

NOTE 6 – PROPERTY AND EQUIPMENT

During the year ended December 31, 2018, depreciation and amortization expense totaled $38,494; and property and equipment with an original cost of $163,965 were fully depreciated and retired.

NOTE 7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company had net capital of $510,747, which was $398,390 in excess of its required net capital of $112,357. The Company's percentage of aggregate indebtedness to the net capital was 330%.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

Cash

From time to time, the Company's cash account balances may exceed federally insured limits. The Company has not experienced any losses to date.

Leases

The Company has obligations under operating leases with initial non-cancelable terms in excess of one year. The future anticipated minimum lease payments are due as follows:

2019	$ 66,272
2020	67,928
2021	69,626
2022	71,367
2023	54,523
	$ 329,716

Total rent expense for the year ended December 31, 2018 was $109,829 and is included in Other operating expenses.

Litigation and Regulatory Compliance

The Company is subject to both regulatory and legal claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of any other such claims and lawsuits will not have a material adverse effect on the financial position, results of operations, and cash flows of the Company.

At December 31, 2018 the Company did not carry the minimum fidelity bond insurance required under FINRA Rule 4360. As of January 29, 2019, the Company corrected this oversight and carries the full amount of insurance required under the rule.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities that settle in accordance with industry practices, which for most securities, is currently three business days after the trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the customer or issuer of the financial instrument held as collateral.

NOTE 10 – INCOME TAXES

The income tax expense for the year includes $11,790 in California LLC Fees and $800 in California Corporate Income Taxes.

NOTE 11 – RELATED PARTY TRANSACTIONS

The Company occasionally has made advances to employees. Receivables from employees are included in Other receivables and totaled $41,199 as of December 31, 2018; which includes an advance due from a member totaling $26,147. Included in Related Party Payable is Federal Income tax due of $18,005, assumed from Burt Martin Arnold Securities Inc.

In 2015 the Company sold a 24% membership interest to a member in the form of $600,000 cash and $200,000 as a note receivable from member. The note was due and payable to the Company on or before December 31, 2016. The member failed to make the payment on the note and in accordance with the membership purchase agreement the Company reduced the membership interest of the member from 24% to 18%. In 2017 the Company repurchased from this member 1.30335 units for a total purchase price of $95,000 reducing the member's percentage ownership from 18% to 16.93125%. In 2018 the Company repurchased from this member 0.54878 units for a total purchase price of $40,000 and the remainder of the units were purchased by BMA Holding, LLC, reducing the member's percentage ownership from 16.93125% to 0%.

NOTE 12 – SUBSEQUENT EVENTS

Subsequent events have been evaluated through the date the financial statements were available to be issued. There were no events that would have a material effect on the financial statements.

BMA SECURITIES, LLC
Schedule I - Computation Of Net Capital Under Rule 15c3-1
Of The Securities And Exchange Commission
December 31, 2018

Members' equity per Statement of Financial Condition		$	1,220,283
Add:	Subordinated debt		-
Less:	Nonallowable assets		
	Other receivables from broker dealers	$	(3,069)
	Receivables from non-customers	$	(41,605)
	Securities and other investments not readily available (estimated at fair value)	$	(628,241)
	Other assets	$	(36,226)
	Total nonallowable assets	$	(709,141)
	Undue Concentration		-
	Haircuts on marketable securities		(395)
Net Capital		$	510,747
Aggregate indebtedness - items included in financial statements		$	1,685,359
Basic net capital requirement		$	112,357
Excess net capital		$	398,390
Percentage of aggregate indebtedness to net capital			330%

Net capital as reported in Company's Part II (unaudited) FOCUS Report as of December 31, 2018:		$	510,747
Undue Concentration Adjustment		$	-
Audit adjustments:			
	Additional accrual recorded		-
	Provision for income taxes		-
Net capital as of December 31, 2018		$	510,747

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2018.

See report of independent registered public accounting firm.

BMA SECURITIES, LLC.
Schedule II - Computation For Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Under Rule 15c3-3
December 31, 2018

BMA Securities, LLC. operates pursuant to the Section k (2)(ii) exemption provision of the Securities and Exchange Commission Rule 15c3-3, of the customer protection rules, and does not hold customer funds or securities. Therefore, there are no reserve requirements and no possession and control requirements.

See report of independent registered public accounting firm.

BMA Securities, LLC
Report on Exemption Provisions
Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2018

ALVAREZ & ASSOCIATES, INC
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Equity Owners of BMA Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) BMA Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BMA Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) BMA Securities, LLC stated that BMA Securities, LLC met the identified exemption provisions throughout the period ending January 1, 2018 through December 31, 2018, without exception. BMA Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BMA Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2019

818-451-4661

9221 Corbin Avenue Suite 165
Northridge, California 91324
www.AAICPAs.com

BMA SECURITIES

Assertions Regarding Exemption Provisions

We, as members of management of BMA Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2018 through December 31, 2018.

BMA Securities, LLC

By:

Burt M. Arnold, **President**

BMA Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Directors and Equity Owners of BMA Securities, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by BMA Securities, LLC and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of BMA Securities, LLC (the "Company") for the year ended December 31, 2018, solely to assist you and SIPC in evaluating BMA Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment or underpayment, if any, in the current assessment with the Amended Form SIPC-7 on which it was computed noting no differences.

BMA Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2018

		Amount
Total assessment	$	13,961
SIPC-6 general assessment Payment made on July 31, 2018		(5,247)
SIPC-7 general assessment Payment made on February 5, 2019		(8,714)
Total assessment balance **(overpayment carried forward)**	$	-

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Alvarez & Associates, Inc.

Alvarez & Associates, Inc.

Northridge, California
February 25, 2019

YW 3/21/19